Form 52-109FV2

Certification of interim filings-venture issuer basic certificate

I, Lucky Janda, Director & CEO, RTN Stealth Software Inc. (the “Issuer”), certify the following:

1.

Review:  I  have  reviewed  the  interim  financial  statements  and  interim  MD&A  (together,  the  “interim filings”) of the issuer for the interim period ended March 31, 2010.

2.

No  misrepresentations:  Based  on  my  knowledge,  having  exercised  reasonable  diligence,  the interim  filings  do  not  contain  any  untrue  statement  of  a  material  fact  or  omit  to  state  a  material  fact  required to  be  stated  or  that  is  necessary  to  make  a  statement  not  misleading  in  light  of  the  circumstances  under which it was made, with respect to the period covered by the interim filings.

3.

Fair  presentation:  Based  on  my  knowledge,  having  exercised  reasonable  diligence,  the  interim financial  statements  together  with  the  other  financial  information  included  in  the  interim  filings  fairly  present in  all  material  respects  the  financial  condition,  results  of  operations  and  cash  flows  of  the  issuer,  as  of  the date of and for the periods presented in the interim filings.

Date: May 31, 2010

/s/ Lucky Janda

Lucky Janda

Director & CEO

NOTE TO READER

In  contrast  to  the  certificate  required  for  non-venture  issuers  under  National  Instrument  52-109

Certification  of  Disclosure  in  Issuers’  Annual  and  Interim  Filings  (NI  52-109),  this  Venture  Issuer

Basic  Certificate  does  not  include  representations  relating  to  the  establishment  and  maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR),

as  defined  in  NI  52-109.  In  particular,  the  certifying  officers  filing  this  certificate  are  not  making any representations relating to the establishment and maintenance of

i)   controls   and   other   procedures   designed   to   provide   reasonable   assurance   that

information  required  to  be  disclosed  by  the  issuer  in  its  annual  filings,  interim  filings  or  other reports  filed  or  submitted  under  securities  legislation  is  recorded,  processed,  summarized  and reported within the time periods specified in securities legislation; and

ii)   a   process   to   provide   reasonable   assurance   regarding   the   reliability   of   financial

reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The  issuer’s certifying officers are  responsible  for  ensuring  that  processes  are  in  place  to  provide them  with  sufficient  knowledge  to  support  the  representations  they  are  making  in  this  certificate.

Investors  should  be  aware  that  inherent  limitations  on  the  ability  of  certifying  officers  of  a  venture issuer  to  design  and  implement  on  a  cost  effective  basis  DC&P  and  ICFR  as  defined  in  NI  52-

109  may  result  in  additional  risks  to  the  quality,  reliability,  transparency  and  timeliness  of  interim and annual filings and other reports provided under securities legislation.